                                                                    Exhibit 12.1

                       Health Management Associates, Inc.
               Computations of Ratios of Earnings to Fixed Charges
                             (Dollars in thousands)

         The following table sets forth our ratio of earnings to fixed charges for each of the fiscal years ended September 30, 1997, 1998, 1999, 2000 and 2001, and for the six-month period ended March 31, 2002.


                                                                                                            Six Months
                                                                    Fiscal Year                                Ended
                                             ------------------------------------------------------------    March 31,
                                              1997        1998        1999          2000         2001          2002
                                             ---------  --------    ---------     ---------   ---------    ------------
Earnings:
     Total earnings before taxes ..........  $ 178,309    $225,279    $246,653     $ 275,995    $ 320,951     $197,037

Fixed charges:
     Interest portion of rental expense ...      4,861       6,733       8,287         9,530       10,213        5,624
     Interest expense and capitalized .....      6,649       8,574      14,440        31,095       22,309        9,301
     Amortization of financing costs ......        272         272         290           555          847          441
                                             ---------    --------    ---------    ---------    ---------    ---------

     Total fixed charges ..................     11,782      15,579      23,017        41,180       33,369       15,366

Less:
     Capitalized interest .................        500       1,329       4,271         3,100            -            -

     Fixed charges in earnings ............     11,282      14,250      18,746        38,080       33,369       15,366
                                             ---------    --------    ---------    ---------    ---------    ---------

Earnings available for fixed charges ......  $ 189,591    $239,529    $265,399     $ 314,075    $ 354,320    $ 212,403
                                             ---------    --------    ---------    ---------    ---------    ---------

Ratio of earnings to fixed charges ........       16.1        15.4        11.5           7.6         10.6         13.8
                                             ---------    --------   ----------    ---------    ---------    ---------



The ratio of earnings to fixed charges was computed by dividing the sum of earnings before income taxes and fixed charges in earnings by fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs, amortization of debt premium/discount, and a portion of operating lease rental expense which management believes to be representative of the interest factor. The computation of the ratio has not been audited for any of the periods indicated.